Steben & Company, Inc.	240.631.7600 T
9711 Washingtonian Blvd., Suite 400	240.631.9595 F
Gaithersburg, MD 20878	www.steben.com

November 13, 2013

VIA EDGAR

Anu Dubey

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Steben Select Multi-Strategy Fund File Nos. 333-187847 and 811-22824

Dear Ms. Dubey:

On July 30, 2013, Steben Select Multi-Strategy Fund (the “Fund”) filed a pre-effective amendment to its Registration Statement on Form N-2 (“Pre-Effective Amendment”) with the U.S. Securities and Exchange Commission (the “SEC”) to complete the registration of the Fund with the SEC (accession number 0001144204-13-041802).

Following below is a summary of the oral comments provided by Ed Bartz of your office on August 1, 2013 regarding the Pre-Effective Amendment and the Fund’s responses to those comments.  Defined terms used below have the same meanings as in the Fund’s prospectus included in the Pre-Effective Amendment.  The changes to the Fund’s prospectus and statement of additional information (“SAI”) as described below are anticipated to be filed in a Pre-Effective Amendment No. 2 on or about November 20, 2013.

1.	Comment: Please state in your response letter whether FINRA will or has reviewed the proposed distribution terms and arrangements of the transaction involved in the registration statement.

Response: The updated Form N-2 has been transferred to the distributor and has been re-filed with FINRA for further review. We received initial comments from FINRA staff and are awaiting sign off from FINRA staff, which we had requested for November 8, 2013 or as soon as possible to permit the Fund to commence operations

2.	Comment: The Fund states that it may invest temporarily in high quality fixed-income securities, money market instruments and money market funds or may hold cash or cash equivalents to meet expenses or repurchases and pending the investment of assets in Portfolio Funds or to maintain the liquidity necessary to effect repurchases of Shares. Because the situations described above are not temporary defensive positions (i.e., to respond to adverse market, economic or political conditions), please move this disclosure from under the heading “Temporary Defensive Investments” to a separate heading. Also, please add disclosure under “Temporary Defensive Investments” that the Fund may not meet its investment objective when taking a temporary defensive position. Please make the same revisions to the disclosure regarding temporary defensive positions on page 22.

Securities and Exchange Commission

November 13, 2013

Response: Please note that the Fund may make short-term investments separate and apart from any temporary defensive investments and that the prospectus reflects these investment options in different sections. Please see (a) page 2 of the prospectus under “Investment Program,” (b) page 18 of the Prospectus under “Use of Proceeds” and (c) page 22 under “Short-Term Investments,” all of which reflect the ability of the Fund to utilize short-term investments for cash management purposes.

3.	Comment: Please indicate to us whether the Fund’s board of directors has adopted policies and procedures for relinquishing and/or waiving the Fund’s voting rights as discussed on page 22 of the Fund’s prospectus.

Response: The Fund’s Board of Trustees has approved policies and procedures that include the Fund waiving its voting rights as discussed in the prospectus.

4.	Comment: Please disclose whether shareholders will be subject to alternative minimum tax. See Instruction 2 to Item 10.4 of Form N-2.

Response: The Fund has made the requested disclosure.

5.	Comment: The Fund states that “[i]f a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the value of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy.” Under certain circumstances, Section 18(a) of the 1940 Act grants certain rights to holders of senior securities of closed-end funds in the event asset coverage limits are exceeded. Please add appropriate disclosure regarding these rights.

Response: Please note that the preceding clause to this disclosure explicitly makes an exception for the fundamental policies on borrowing and the issuance of senior securities. Please see page 3 of the SAI.

6.	Comment: Note that the signature page for the Steben Select Multi-Strategy Master Fund (“Master Fund”) contained a typographical error by omitting “Master” in the signature block.

Response: The Fund has addressed this typographical error.

7.	Comment: Please note auditors consent for the Fund should be dated for July 26.

Response: The Fund notes that the auditors consent received from its independent public accounts included the correct date. However, a typographical error occurred during the edgarization process. The Fund has addressed this typographical error in Pre-Effective Amendment No. 2.

Securities and Exchange Commission

November 13, 2013

8.	Comment: Please include the auditors consent for the Master Fund.

Response: The Fund has included the auditors consent for the Master Fund with Pre-Effective Amendment No. 2.

9.	Comment: Please include the operating expenses of the Master Fund in the other expense line item of the fee and expense table on page 16 of the prospectus and do not include those fees in the line item for acquired fund fees and expenses. Please also state that the Fund bears its pro rata share of its expenses of the Master Fund.

Response: The Fund confirms that the operating expenses for the Master Fund have been included under the other expenses line item of the fee and expense table and notes that footnote 6 to the table states that the Master Fund operating expenses are included with this line item. The Fund has included the requested statement.

10.	Comment: Please revise the last two sentences of footnote 6 to the fee and expense table to be clearer.

Response: The Fund has revised footnote 6 as requested.

11.	Comment: Please include the term “junk bonds” when referring to below investment grade investments on page 9.

Response: The Fund has included the requested disclosure.

12.	Comment: Please address on page 17 whether the Master Fund may engage in borrowing. If so, add borrowing costs to line item to the fee and expense table on page 16 of the prospectus.

Response: As noted in the prospectus, the Master Fund is permitted to engage in borrowing. Although the Fund and the Master Fund may engage in borrowing, each Fund estimates no borrowing costs during its first year of operations.

13.	Comment: Please disclose in footnote 6 to fee and expense table on page 16 of the prospectus whether the Master Fund has an operating services agreement with the Investment Manager.

Response: The Fund has included the requested disclosure.

14.	Comment: On page 23 of the prospectus under the section “Additional Information Regarding the Fund’s Investment Strategies,” please include references to the Master Fund in this discussion.

Response: The Fund has included the requested disclosures.

Securities and Exchange Commission

November 13, 2013

15.	Comment: Please revise the disclosure on page 29 of the prospectus under “Interest Rate Risk” to address only the inverse relationship between interest rates and bond prices.

Response: The Fund has revised the disclosure as requested.

16.	Comment: Please disclose on page 38 of the prospectus under “Side Pockets” that the Fund’s exposure to side pockets will be minimal.

Response: The Fund respectfully declines to include such statement in the prospectus. The Fund notes that the Investment Manager’s investment process takes into account the underlying liquidity of a Portfolio Fund in determining whether to invest. However, that does not guarantee that the Fund’s exposure to side pockets will be minimal.

17.	Comment: On page 54 of the prospectus under “Early Withdrawal Fee”, if the early withdrawal fee is the same as the “maximum repurchase fee” noted in the fee and expense table on page16, please use a consistent term.

Response: The Fund confirms that the early withdrawal fee is the same as the maximum repurchase fee and has modified the line item in the fee and expense table to state it is an early withdrawal fee.

18.	Comment: As noted earlier in the prospectus, please also state on page 57 of the prospectus that the Master Fund also intends to qualify as a regulated investment company.

Response: The Fund has included the requested disclosures.

19.	Comment: Please note that the applicable disclosures in the prospectus apply to the Master Fund as well as the Fund.

Response: The Fund has included the requested disclosures. Please note that on page 1 of the prospectus, it is stated: “For convenience, references to the Fund may include the Master Fund as the context requires.” In addition, the Fund has included similar language on page 18 of the prospectus. However, the Fund has not included every reference to the Master Fund where the context does not otherwise require.

20.	Comment: Please note that the applicable disclosures in the SAI apply to the Master Fund as well as the Fund.

Response: The Fund has included the requested disclosures.

Securities and Exchange Commission

November 13, 2013

21.	Comment: On page 9 of the SAI, please clarify the compensation Mr. Steben receives from the Investment Manager.

Response: The Fund has clarified the compensation as requested.

22.	Comment: Please clarify whether the fund complex refers to the SCI Advised Funds.

Response: The Fund has made the requested clarifications.

23.	Comment: Please include the basis of compensation of the administration fees set forth on page 12 of the SAI.

Response: The Fund has added the basis of compensation as requested.

* * * * *

We appreciate your review of the revised prospectus and SAI. In order to commence operations as soon as possible, we are seeking to align your final review with that of FINRA’s. To that end, we would like to resolve any outstanding issues and request acceleration to become effective as soon as possible.

Thank you for your attention to these matters. If you have any questions regarding these comments, please call me at (240) 631-7602.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

General Counsel

Steben & Company, Inc.

cc:	George J. Zornada
K&L Gates LLP